Exhibit 11.1

PRICESMART, INC.

COMPUTATION OF NET INCOME OR LOSS

PER COMMON SHARE (BASIC AND DILUTED)

(amounts in thousands, except per share data)

	Years Ended August 31,
	Restated 2002	2001	2000
Income (loss) available to common stockholders before extraordinary item	$10,444	$3,613	$(5,444)
Extraordinary item, net of tax	—	(229)	—

Net income (loss) available to common stockholders	$10,444	$3,384	$(5,444)

Determination of shares:
Common shares outstanding	6,455	6,254	5,386
Assumed conversion of:
Stock options	286	404	—
Preferred stock	—	—	—
Warrants	—	—	—

Diluted average common shares outstanding	6,741	6,658	5,386

Basic earnings (loss) per share:
Income (loss) available to common stockholders before extraordinary item	$1.62	$0.58	$(1.01)
Extraordinary item, net of tax	$—	$(0.04)	$—

Net income (loss) available to common stockholders	$1.62	$0.54	$(1.01)

Diluted earnings (loss) per share:
Income (loss) available to common stockholders before extraordinary item	$1.55	$0.54	$(1.01)
Extraordinary item, net of tax	$—	$(0.03)	$—

Net income (loss) available to common stockholders	$1.55	$0.51	$(1.01)